SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AT&T SAVINGS AND SECURITY PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2016	11

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AT&T Savings and Security Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held (at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the AT&T Savings and Security Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas /s/ Ernst & Young LLP
June 22, 2017

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2016	2015
ASSETS

Investments at fair value (See Notes 3 and 4)	$4,893,896	$4,360,208

Fully benefit-responsive investment contracts at contract value (See Note 4)	814,265	784,643

Notes receivable from participants	233,312	248,156
Receivable for investments sold	2,383	-
Participant contributions receivable	3,349	3,531
Employer contributions receivable	1,589	1,704
Dividends and interest receivable	16	2
Total Receivables	240,649	253,393

Total Assets	5,948,810	5,398,244

LIABILITIES
Administrative expenses payable	1,508	762
Due to broker for securities purchased	2,725	485

Total Liabilities	4,233	1,247

Net Assets Available for Benefits	$5,944,577	$5,396,997

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2015	$5,396,997

Additions to Net Assets:
Contributions:
Participant contributions	161,416
Employer contributions	78,835
Rollover contributions	19,595
259,846

Investment Income:
Net appreciation in fair value of investments	669,974
Dividends on AT&T common shares	103,315
Interest	19,406
792,695

Interest income on notes receivable from participants	9,958

Total Additions	1,062,499

Deductions from Net Assets:
Distributions	505,025
Administrative expenses	5,951
Other deductions	22
Total Deductions	510,998

Net increase before transfers	551,501

Transfer to other qualified savings plan	(3,921)

Net Assets Available for Benefits, December 31, 2016	$5,944,577

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)
NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company).

The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

During 2016, participants could invest their contributions in one or more of seven funds in 1% increments:

• AT&T Shares Fund	• Global Equity Fund
• Bond Fund	• Mid and Small Cap Stock Fund
• Large Cap Stock Fund	• International Stock Fund
• Interest Income Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within this Plan. Matching contributions made to the Plan can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2016, Plan participants elected to receive $26,685 in dividend distributions. This amount is included in distributions on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase or sale of securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value, except those investments that are fully benefit-responsive investments, which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2016 and 2015.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2016:

	Plan Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
AT&T common stock	$2,222,706	$-	$-	$2,222,706
Mutual funds or exchange-traded funds	53,659	-	-	53,659
Total assets in fair value hierarchy	$2,276,365	$-	$-	$2,276,365
Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				998,042
Mid and small cap U.S. stock index fund[2]				612,182
Bond index fund[3]				399,017
International stock index fund[4]				321,719
Global equity fund[5]				286,571
				2,617,531
Total investments at fair value				$4,893,896

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2015:

	Plan Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
AT&T common stock	$1,878,981	$-	$-	$1,878,981
Mutual funds or exchange-traded funds	51,912	-	-	51,912
Total assets in fair value hierarchy	$1,930,893	$-	$-	$1,930,893
Common/collective trusts measured at net asset value:
Large cap U.S. stock index fund[1]				928,208
Mid and small cap U.S. stock index fund[2]				551,207
Bond index fund[3]				364,028
International stock index fund[4]				315,434
Global equity fund[5]				270,438
				2,429,315
Total investments at fair value				$4,360,208
1This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500 Index"). There are currently no redemption restrictions on this investment.

2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in the Barclays U.S. Government/Credit Bond Index. There are currently no redemption restrictions on this investment.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment.

5This fund consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones U.S. Total Stock Market Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index. There are currently no redemption restrictions on these investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 4. INVESTMENTS

Fully Benefit-Responsive Investment Contracts
The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of these events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 23, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Notes to Financial Statements (Continued)
(Dollars in Thousands)
NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2016	2015

Net Assets Available for Benefits per the financial statements	$5,944,577	$5,396,997

Distributions payable to participants	(564)	(947)

Net Assets Available for Benefits per the Form 5500	$5,944,013	$5,396,050

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2016:

Distributions to participants per the financial statements	$505,025
Distributions payable to participants at December 31, 2015	(947)
Distributions payable to participants at December 31, 2016	564
Distributions to participants per the Form 5500	$504,642

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
AT&T Shares Fund
*	AT&T COMMON SHARES	52,262,077 SHARES	$1,619,742		$2,222,706
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 20,564,907 UNITS	20,565		20,565
	TOTAL SHARES FUND		1,640,307		2,243,271

Bond Fund
*	BLACKROCK GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 14,275,958 UNITS		**	399,017

Large Cap Stock Fund
*	BLACKROCK EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 24,347,656 UNITS		**	998,042

Interest Income Fund
*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97			1

*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97			6,260
	FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07			5
	FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07			7
	FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07			1
	FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07			2
	FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07			2
	FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07			5
	FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07			1
	FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07			4
	FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07			3
	FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07			4
	FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07			5
	FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07			4
	FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07			2
	FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07			2
	FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07			24
	FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08			1
	FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08			3
	FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08			3
	FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08			4
	FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08			1
	FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08			1
	FHLMC POOL #2B-0069	VAR RT 12/01/2041 DD 12/01/11			338
	FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07			2
	FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08			4

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	4
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	4
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	1
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	2
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	23
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	9
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	10
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	5
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	7
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	4
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	11
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	31
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	3
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	1
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	3
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	11
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	3
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	2
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	8
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	15
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	7
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	9
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	9
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	1
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	27
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	3
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	3
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09	1
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	8
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	12
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	5
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	2
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	11
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	12
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	4
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	2
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	1
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	6
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	4
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	1
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01	22
FHLMC POOL #84-9008	VAR RT 06/01/2042 DD 03/01/13	1,007
FHLMC POOL #84-9539	VAR RT 11/01/2044 DD 12/01/14	691

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FHLMC POOL #84-9727	VAR RT 05/01/2045 DD 05/01/15	3,554
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	40
FNMA POOL #0AK5677	VAR RT 02/01/2042 DD 02/01/12	411
FNMA POOL #0AL1674	VAR RT 05/01/2042 DD 05/01/12	447
FNMA POOL #0AL2492	VAR RT 10/01/2042 DD 09/01/12	1,452
FNMA POOL #0AL7162	VAR RT 09/01/2042 DD 07/01/15	740
FNMA POOL #0AU8673	VAR RT 02/01/2044 DD 02/01/14	375
FNMA POOL #0AV9636	VAR RT 04/01/2044 DD 03/01/14	818
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03	175
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	1,914
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03	324
FNMA GTD REMIC P/T 12-117 DC	3.000% 01/25/2038 DD 09/01/12	1,310
FNMA GTD REMIC P/T 12-118 VA	3.000% 05/25/2022 DD 10/01/12	1,522
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	1,139
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	919
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	565
FNMA GTD REMIC P/T 16-11 GA	2.500% 03/25/2046 DD 02/01/16	3,318
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	1,829
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	52
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	43
FNMA GTD REMIC P/T 03-T3 2A6	VAR RT 05/25/2033 DD 02/01/03	428
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03	440
FNMA GTD REMIC P/T 04-T4 A9	VAR RT 08/25/2034 DD 07/01/04	305
GNMA GTD REMIC P/T 12-43 AJ	3.000% 05/20/2038 DD 04/01/12	428
US TREAS-CPI INFLAT	0.125% 04/15/2020 DD 04/15/15	18,460
US TREAS-CPI INFLAT	0.125% 07/15/2024 DD 07/15/14	1,500
FEDERAL HOME LN BK CONS BD	0.875% 08/05/2019 DD 08/04/16	3,263
FEDERAL HOME LN BK CONS BD	1.250% 06/08/2018 DD 05/04/12	5,753
TENNESSEE VALLEY AUTH BD	1.750% 10/15/2018 DD 09/27/13	706
U S TREASURY NOTE	1.750% 12/31/2020 DD 12/31/15	24,492
U S TREASURY NOTE	1.375% 04/30/2021 DD 04/30/16	37,709
U S TREASURY NOTE	0.875% 05/31/2018 DD 05/31/16	9,082
U S TREASURY NOTE	1.625% 06/30/2020 DD 06/30/15	51,184
U S TREASURY NOTE	1.625% 07/31/2020 DD 07/31/15	6,096
ROYAL BANK OF CANADA	1.200% 09/19/2017 DD 09/19/12	1,698
CANADA GOVERNMENT INTERNATIONA	0.875% 02/14/2017 DD 02/14/12	1,700
FINLAND GOVERNMENT INTERN 144A	1.125% 05/02/2017 DD 05/02/12	1,578
ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12	1,680
INTER-AMERICAN DEVELOPMENT BAN	1.125% 03/15/2017 DD 01/11/12	2,501
INTERNATIONAL BANK FOR RECONST	1.125% 11/27/2019 DD 10/27/16	2,650
ALLY AUTO RECEIVABLES T SN1 A3	1.210% 12/20/2017 DD 03/31/15	318
CARMAX AUTO OWNER TRUST 2 2 A4	0.840% 11/15/2018 DD 05/16/13	585
FORD CREDIT FLOORPLAN MAS 5 A1	1.950% 11/15/2021 DD 12/13/16	2,890
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13	549
NISSAN MASTER OWNER TRUST A A2	1.540% 06/15/2021 DD 07/19/16	944

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

NISSAN AUTO RECEIVABLES 2 B A4	1.310% 10/15/2019 DD 07/30/13	558
NISSAN AUTO RECEIVABLES 2 C A3	0.670% 08/15/2018 DD 12/11/13	491
BARCLAYS DRYROCK ISSUANCE 1 A	1.520% 05/16/2022 DD 08/03/16	1,139
CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	2,526
CHASE ISSUANCE TRUST A7 A7	1.380% 11/15/2019 DD 11/17/14	2,402
CHASE ISSUANCE TRUST A2 A	1.370% 06/15/2021 DD 06/17/16	2,327
CHASE ISSUANCE TRUST A5 A5	1.270% 07/15/2021 DD 08/11/16	2,812
CITIBANK CREDIT CARD ISS A1 A1	1.750% 11/19/2021 DD 12/08/16	4,829
ACCESS GROUP INC 1 A2	VAR RT 08/25/2023 DD 06/08/06	111
GOAL CAPITAL FUNDING TRUS 1 A3	VAR RT 09/25/2028 DD 06/07/07	383
HIGHER EDUCATION FUNDING 1 A4	VAR RT 02/25/2030 DD 03/10/05	316
NELNET STUDENT LOAN TRUST 2 A5	VAR RT 01/25/2030 DD 05/18/06	2,511
NELNET STUDENT LOAN TRUST 4 A3	VAR RT 06/22/2026 DD 11/15/05	461
SLM STUDENT LOAN TRUST 2 14 A5	VAR RT 01/25/2023 DD 12/11/03	262
SLM STUDENT LOAN TRUST 20 2 A5	VAR RT 07/25/2025 DD 02/23/06	2,121
SLM STUDENT LOAN TRUST 20 4 A5	VAR RT 10/27/2025 DD 04/20/06	485
SLC STUDENT LOAN TRUST 201 1 A	VAR RT 11/25/2042 DD 07/06/10	378
SLM STUDENT LOAN TRUST 20 3 A2	VAR RT 05/26/2020 DD 06/20/13	222
SLM STUDENT LOAN TRUST 20 1 A2	VAR RT 07/26/2021 DD 01/28/14	359
WACHOVIA STUDENT LOAN TRU 1 A5	VAR RT 01/26/2026 DD 11/29/05	197
AEP TEXAS CENTRAL TRANSIT 1 A1	0.880% 12/01/2018 DD 03/14/12	404
CENTERPOINT ENERGY TRANSI 1 A1	0.901% 04/15/2018 DD 01/19/12	354
OHIO PHASE-IN-RECOVERY FU 1 A2	2.049% 07/01/2020 DD 08/01/13	674
AEP TEXAS CENTRAL TRANSITION F	5.170% 01/01/2020 DD 10/11/06	754
BPCE SA	2.750% 12/02/2021 DD 12/02/16	820
BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15	721
BANK OF NOVA SCOTIA/THE	1.450% 04/25/2018 DD 04/25/13	823
COMMONWEALTH BANK OF AUSTRALIA	1.400% 09/08/2017 DD 09/08/14	3,927
CREDIT SUISSE AG/NEW YORK NY	VAR RT 05/26/2017 DD 05/28/14	3,553
CREDIT SUISSE AG/NEW YORK NY	1.750% 01/29/2018 DD 01/29/15	1,248
JOHN DEERE CAPITAL CORP	2.550% 01/08/2021 DD 01/08/16	3,766
FIFTH THIRD BANK/CINCINNATI OH	1.350% 06/01/2017 DD 04/25/14	3,626
HSBC USA INC	1.500% 11/13/2017 DD 11/13/14	2,823
HUNTINGTON NATIONAL BANK/THE	VAR RT 04/24/2017 DD 04/24/14	1,625
JPMORGAN CHASE & CO	2.295% 08/15/2021 DD 08/08/16	3,582
JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	3,494
JPMORGAN CHASE BANK NA	1.650% 09/23/2019 DD 09/23/16	569
LLOYDS BANK PLC	2.300% 11/27/2018 DD 11/27/13	2,893
MITSUBISHI UFJ FINANCIAL GROUP	2.950% 03/01/2021 DD 03/01/16	352
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	6,909
SANTANDER UK PLC	2.350% 09/10/2019 DD 09/10/14	1,926
TORONTO-DOMINION BANK/THE	1.450% 08/13/2019 DD 07/13/16	1,060
WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	6,725
GENERAL ELECTRIC CO	1.625% 04/02/2018 DD 04/02/13	3,286
ROCKWELL AUTOMATION INC	2.050% 03/01/2020 DD 02/17/15	448

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

BEAR STEARNS COMMERCIAL T26 A4	VAR RT 01/12/2045 DD 04/01/07	891
CITIGROUP COMMERCIAL MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07	2,522
CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13	701
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	1,025
JP MORGAN CHASE COMMER CB20 A4	VAR RT 02/12/2051 DD 09/01/07	1,091
JP MORGAN CHASE COMMER LD12 A4	VAR RT 02/15/2051 DD 08/01/07	1,239
JPMBB COMMERCIAL MORTGA C14 A2	3.019% 08/15/2046 DD 08/01/13	715
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	1,244
WFRBS COMMERCIAL MORTGA C14 A2	2.133% 06/15/2046 DD 06/01/13	1,358
WELLS FARGO COMMERCIAL LC5 A2	1.844% 10/15/2045 DD 09/01/12	2,235
AUTOMATIC DATA PROCESSING INC	2.250% 09/15/2020 DD 09/15/15	528
COMCAST CORP	5.700% 05/15/2018 DD 05/07/08	3,325
WALT DISNEY CO/THE	1.650% 01/08/2019 DD 01/08/16	1,201
ANHEUSER-BUSCH INBEV FINANCE I	2.150% 02/01/2019 DD 01/27/14	3,673
ANHEUSER-BUSCH INBEV FINANCE I	1.900% 02/01/2019 DD 01/25/16	2,904
PHILIP MORRIS INTERNATIONAL IN	1.375% 02/25/2019 DD 02/25/16	495
DANAHER CORP	1.650% 09/15/2018 DD 09/15/15	175
DANAHER CORP	2.400% 09/15/2020 DD 09/15/15	749
GILEAD SCIENCES INC	2.350% 02/01/2020 DD 11/17/14	804
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08	4,229
MEDTRONIC INC	1.500% 03/15/2018 DD 03/15/15	1,675
PFIZER INC	1.450% 06/03/2019 DD 06/03/16	969
UNITEDHEALTH GROUP INC	1.625% 03/15/2019 DD 02/28/13	3,636
UNITEDHEALTH GROUP INC	1.900% 07/16/2018 DD 07/23/15	427
BERKSHIRE HATHAWAY INC	1.150% 08/15/2018 DD 08/15/16	423
METLIFE INC	VAR RT 12/15/2017 DD 09/15/14	576
BP CAPITAL MARKETS PLC	2.237% 05/10/2019 DD 02/10/14	3,647
CARDS II TRUST 1A A 144A	VAR RT 07/15/2021 DD 07/27/16	1,557
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	1,279
GMF FLOORPLAN OWNER 1 A1 144A	1.960% 05/17/2021 DD 05/31/16	1,246
GOLDEN CREDIT CARD T 4A A 144A	1.390% 07/15/2019 DD 07/25/12	2,501
GOLDEN CREDIT CARD T 5A A 144A	1.600% 09/15/2021 DD 09/20/16	2,077
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12	1,304
TORONTO-DOMINION BANK/THE 144A	1.500% 03/13/2017 DD 03/13/12	701
BMW US CAPITAL LLC 144A	1.500% 04/11/2019 DD 04/11/16	891
BANK OF TOKYO-MITSUBISHI 144A	1.450% 09/08/2017 DD 09/08/14	1,847
MACQUARIE BANK LTD 144A	1.600% 10/27/2017 DD 10/27/14	1,350
MIZUHO BANK LTD 144A	1.700% 09/25/2017 DD 09/25/14	1,450
SIEMENS FINANCIERINGSMAAT 144A	1.700% 09/15/2021 DD 09/15/16	480
HOME DEPOT INC/THE	2.000% 04/01/2021 DD 02/12/16	1,414
STARBUCKS CORP	2.100% 02/04/2021 DD 02/04/16	199
APPLE INC	VAR RT 05/05/2017 DD 05/06/14	2,701
APPLE INC	2.250% 02/23/2021 DD 02/23/16	3,022
HONEYWELL INTERNATIONAL INC	1.850% 11/01/2021 DD 10/31/16	1,857
INTEL CORP	2.450% 07/29/2020 DD 07/29/15	1,901

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

	INTERNATIONAL BUSINESS MACHINE	1.800% 05/17/2019 DD 02/19/16	3,076
	ARIZONA PUBLIC SERVICE CO	2.200% 01/15/2020 DD 01/12/15	526
	MIDAMERICAN ENERGY CO	2.400% 03/15/2019 DD 09/19/13	430
	NORTHERN STATES POWER CO/MN	2.200% 08/15/2020 DD 08/11/15	701
	PACIFIC GAS & ELECTRIC CO	8.250% 10/15/2018 DD 10/21/08	555
	SOUTHERN CALIFORNIA EDISON CO	1.125% 05/01/2017 DD 05/09/14	2,250
	FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	563
	FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	831
	FHLMC MULTICLASS MTG 4189 PA	3.500% 11/15/2042 DD 04/01/13	716
	FHLMC MULTICLASS MTG K716 A2	3.130% 06/25/2021 DD 09/01/14	4,785
	FHLMC MULTICLASS MTG K717 A2	2.991% 09/25/2021 DD 12/01/14	5,479
	FHLMC MULTICLASS MTG K504 A2	VAR RT 09/25/2020 DD 01/01/16	1,729
	FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	1,867
	FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	1,951
	FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	1,332
	FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	34
			384,892

*	DREYFUS GOVT CAS MGMT INST 289	VAR RT 12/31/2075 DD 06/03/97	24,733
	ROYAL BANK OF CANADA	1.200% 09/19/2017 DD 09/19/12	1,308
	CANADA GOVERNMENT INTERNATIONA	0.875% 02/14/2017 DD 02/14/12	1,300
	KREDITANSTALT FUER WIEDERAUFBA	1.125% 08/06/2018 DD 07/15/15	3,287
	AFRICAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/19/12	1,500
	ASIAN DEVELOPMENT BANK	1.125% 03/15/2017 DD 01/18/12	1,330
	INTER-AMERICAN DEVELOPMENT BAN	1.125% 03/15/2017 DD 01/11/12	2,100
	FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04	193
	FHLMC POOL #A6-4424	6.000% 08/01/2037 DD 08/01/07	1
	FHLMC POOL #A6-4440	6.000% 08/01/2037 DD 08/01/07	30
	FHLMC POOL #A6-4475	6.000% 08/01/2037 DD 08/01/07	2
	FHLMC POOL #A6-3809	6.000% 08/01/2037 DD 07/01/07	45
	FHLMC POOL #A6-3940	6.000% 08/01/2037 DD 08/01/07	2
	FHLMC POOL #A6-4100	6.000% 08/01/2037 DD 08/01/07	9
	FHLMC POOL #A6-4142	6.000% 08/01/2037 DD 08/01/07	15
	FHLMC POOL #A6-4136	6.000% 08/01/2037 DD 08/01/07	1
	FHLMC POOL #A6-5310	6.000% 09/01/2037 DD 09/01/07	11
	FHLMC POOL #A6-5398	6.000% 09/01/2037 DD 09/01/07	1
	FHLMC POOL #A6-4548	6.000% 08/01/2037 DD 08/01/07	3
	FHLMC POOL #A6-4907	6.000% 08/01/2037 DD 08/01/07	1
	FHLMC POOL #A6-5008	6.000% 08/01/2037 DD 08/01/07	1
	FHLMC POOL #A6-5518	6.000% 09/01/2037 DD 09/01/07	29
	FHLMC POOL #A6-5651	6.000% 09/01/2037 DD 09/01/07	7
	FHLMC POOL #A6-5652	6.000% 09/01/2037 DD 09/01/07	24
	FHLMC POOL #A6-5648	6.000% 09/01/2037 DD 09/01/07	1
	FHLMC POOL #A6-6092	6.000% 09/01/2037 DD 09/01/07	2
	FHLMC POOL #A6-6107	6.000% 09/01/2037 DD 09/01/07	2

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FHLMC POOL #A6-7052	6.000% 10/01/2037 DD 10/01/07	18
FHLMC POOL #A6-7449	6.000% 11/01/2037 DD 10/01/07	26
FHLMC POOL #A6-8883	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #A6-8998	6.000% 11/01/2037 DD 11/01/07	34
FHLMC POOL #A6-8241	6.000% 11/01/2037 DD 11/01/07	8
FHLMC POOL #A6-8585	6.000% 11/01/2037 DD 11/01/07	6
FHLMC POOL #A6-8626	6.000% 11/01/2037 DD 11/01/07	2
FHLMC POOL #A6-9830	6.000% 12/01/2037 DD 12/01/07	26
FHLMC POOL #A6-9858	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A6-9859	6.000% 12/01/2037 DD 12/01/07	4
FHLMC POOL #A6-9265	6.000% 12/01/2037 DD 12/01/07	11
FHLMC POOL #A6-9303	6.000% 11/01/2037 DD 11/01/07	10
FHLMC POOL #A6-9654	6.000% 12/01/2037 DD 12/01/07	153
FHLMC POOL #A7-0638	6.000% 12/01/2037 DD 12/01/07	1
FHLMC POOL #A7-1450	6.000% 01/01/2038 DD 01/01/08	4
FHLMC POOL #A7-2232	6.000% 02/01/2038 DD 01/01/08	3
FHLMC POOL #A7-2300	6.000% 01/01/2038 DD 01/01/08	1
FHLMC POOL #A7-4388	6.000% 03/01/2038 DD 03/01/08	3
FHLMC POOL #A7-5218	6.000% 04/01/2038 DD 03/01/08	4
FHLMC POOL #A7-6056	6.000% 04/01/2038 DD 04/01/08	7
FHLMC POOL #A7-6467	6.000% 04/01/2038 DD 04/01/08	4
FHLMC POOL #A7-6472	6.000% 04/01/2038 DD 04/01/08	17
FHLMC POOL #A7-6474	6.000% 04/01/2038 DD 04/01/08	4
FHLMC POOL #A7-6476	6.000% 04/01/2038 DD 04/01/08	16
FHLMC POOL #A7-7211	6.000% 05/01/2038 DD 05/01/08	27
FHLMC POOL #A7-7221	6.000% 05/01/2038 DD 05/01/08	6
FHLMC POOL #A7-7222	6.000% 05/01/2038 DD 05/01/08	5
FHLMC POOL #A7-7568	6.000% 06/01/2038 DD 05/01/08	5
FHLMC POOL #A7-7766	6.000% 06/01/2038 DD 05/01/08	8
FHLMC POOL #A7-7797	6.000% 05/01/2038 DD 05/01/08	1
FHLMC POOL #A7-8625	6.000% 06/01/2038 DD 06/01/08	7
FHLMC POOL #A7-9846	6.000% 07/01/2038 DD 07/01/08	4
FHLMC POOL #A7-9755	6.000% 07/01/2038 DD 07/01/08	2
FHLMC POOL #G0-3297	6.000% 09/01/2037 DD 09/01/07	11
FHLMC POOL #G0-4080	6.000% 03/01/2038 DD 03/01/08	1
FHLMC POOL #G0-4170	6.000% 04/01/2038 DD 04/01/08	26
FHLMC POOL #G0-4185	6.000% 03/01/2038 DD 04/01/08	7
FHLMC POOL #G0-3330	6.000% 09/01/2037 DD 09/01/07	27
FHLMC POOL #G0-3332	6.000% 10/01/2037 DD 09/01/07	3
FHLMC POOL #G0-3349	6.000% 10/01/2037 DD 09/01/07	24
FHLMC POOL #G0-3445	6.000% 11/01/2037 DD 10/01/07	2
FHLMC POOL #G0-3464	6.000% 11/01/2037 DD 10/01/07	4
FHLMC POOL #G0-3517	6.000% 11/01/2037 DD 10/01/07	6
FHLMC POOL #G0-3504	6.000% 11/01/2037 DD 10/01/07	13
FHLMC POOL #G0-3551	6.000% 11/01/2037 DD 11/01/07	146

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FHLMC POOL #G0-3543	6.000% 11/01/2037 DD 11/01/07	4
FHLMC POOL #G0-3581	6.000% 11/01/2037 DD 11/01/07	54
FHLMC POOL #G0-3616	6.000% 12/01/2037 DD 11/01/07	65
FHLMC POOL #G0-3646	6.000% 01/01/2038 DD 12/01/07	30
FHLMC POOL #G0-3687	6.000% 01/01/2038 DD 12/01/07	4
FHLMC POOL #G0-3698	6.000% 12/01/2037 DD 12/01/07	42
FHLMC POOL #G0-3721	6.000% 12/01/2037 DD 12/01/07	27
FHLMC POOL #G0-3776	6.000% 01/01/2038 DD 01/01/08	68
FHLMC POOL #G0-3781	6.000% 01/01/2038 DD 01/01/08	193
FHLMC POOL #G0-3819	6.000% 01/01/2038 DD 01/01/08	16
FHLMC POOL #G0-3826	6.000% 01/01/2038 DD 01/01/08	3
FHLMC POOL #G0-3850	6.000% 02/01/2038 DD 01/01/08	6
FHLMC POOL #G0-3926	6.000% 02/01/2038 DD 02/01/08	19
FHLMC POOL #G0-3941	6.000% 02/01/2038 DD 02/01/08	319
FHLMC POOL #G0-3951	6.000% 01/01/2038 DD 02/01/08	4
FHLMC POOL #G0-5029	6.000% 09/01/2038 DD 11/01/08	4
FHLMC POOL #G0-4230	6.000% 04/01/2038 DD 04/01/08	21
FHLMC POOL #G0-4301	6.000% 03/01/2038 DD 05/01/08	12
FHLMC POOL #G0-4316	6.000% 05/01/2038 DD 05/01/08	6
FHLMC POOL #G0-4410	6.000% 06/01/2038 DD 06/01/08	2
FHLMC POOL #G0-4411	6.000% 06/01/2038 DD 06/01/08	53
FHLMC POOL #G0-4447	6.000% 06/01/2038 DD 06/01/08	2
FHLMC POOL #G0-4552	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4575	6.000% 08/01/2038 DD 08/01/08	1
FHLMC POOL #G0-4576	6.000% 09/01/2038 DD 08/01/08	96
FHLMC POOL #G0-4610	6.000% 07/01/2038 DD 08/01/08	3
FHLMC POOL #G0-4607	6.000% 09/01/2038 DD 08/01/08	42
FHLMC POOL #G0-4645	6.000% 07/01/2038 DD 08/01/08	54
FHLMC POOL #G0-4713	6.000% 10/01/2038 DD 09/01/08	56
FHLMC POOL #G0-4754	6.000% 09/01/2038 DD 09/01/08	2
FHLMC POOL #G0-4757	6.000% 08/01/2038 DD 10/01/08	8
FHLMC POOL #G0-4765	6.000% 09/01/2038 DD 09/01/08	171
FHLMC POOL #G0-4912	6.000% 10/01/2038 DD 11/01/08	3
FHLMC POOL #G0-5940	6.000% 04/01/2040 DD 07/01/10	20
FHLMC POOL #G0-5352	6.000% 02/01/2039 DD 03/01/09	4
FHLMC POOL #G0-5369	6.000% 03/01/2039 DD 03/01/09	20
FHLMC POOL #G0-5531	6.000% 08/01/2038 DD 07/01/09	8
FHLMC POOL #G0-5666	6.000% 04/01/2038 DD 10/01/09	4
FHLMC POOL #G0-5830	6.000% 12/01/2039 DD 03/01/10	4
FHLMC POOL #G0-6789	6.000% 05/01/2040 DD 10/01/11	52
FHLMC POOL #G0-6877	6.000% 05/01/2040 DD 01/01/12	7
FHLMC POOL #G0-6066	6.000% 05/01/2040 DD 10/01/10	75
FHLMC POOL #G0-6219	6.000% 05/01/2040 DD 01/01/11	11
FHLMC POOL #G0-6249	6.000% 05/01/2040 DD 02/01/11	29
FHLMC POOL #G0-6232	6.000% 05/01/2040 DD 01/01/11	15

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FHLMC POOL #G0-6387	6.000% 11/01/2039 DD 04/01/11	9
FHLMC POOL #G0-6402	6.000% 03/01/2039 DD 04/01/11	4
FHLMC POOL #G0-6673	6.000% 11/01/2038 DD 08/01/11	5
FHLMC POOL #G0-6954	6.000% 05/01/2040 DD 04/01/12	67
FHLMC POOL #G0-6995	6.000% 05/01/2040 DD 04/01/12	12
FHLMC POOL #G0-7222	6.000% 04/01/2040 DD 11/01/12	75
FHLMC POOL #G0-7311	6.000% 05/01/2040 DD 02/01/13	11
FHLMC POOL #G1-4183	5.000% 07/01/2025 DD 06/01/11	302
FHLMC POOL #G0-8079	5.000% 09/01/2035 DD 09/01/05	903
FHLMC POOL #G0-8222	6.000% 09/01/2037 DD 09/01/07	2
FHLMC POOL #G0-8227	6.000% 10/01/2037 DD 10/01/07	1
FHLMC POOL #G0-8264	6.000% 04/01/2038 DD 04/01/08	2
FHLMC POOL #G0-8276	6.000% 06/01/2038 DD 06/01/08	5
FHLMC POOL #A8-0885	6.000% 08/01/2038 DD 08/01/08	3
FHLMC POOL #A8-1068	6.000% 08/01/2038 DD 08/01/08	25
FHLMC POOL #A8-1346	6.000% 09/01/2038 DD 08/01/08	6
FHLMC POOL #A8-1466	6.000% 09/01/2038 DD 08/01/08	1
FHLMC POOL #A8-1618	6.000% 09/01/2038 DD 09/01/08	4
FHLMC POOL #A8-1660	6.000% 09/01/2038 DD 09/01/08	10
FHLMC POOL #A8-2394	6.000% 10/01/2038 DD 10/01/08	6
FHLMC POOL #A8-2474	6.000% 10/01/2038 DD 10/01/08	8
FHLMC POOL #A8-2841	6.000% 11/01/2038 DD 10/01/08	6
FHLMC POOL #C0-3475	6.000% 04/01/2040 DD 04/01/10	35
FHLMC POOL #C0-3325	6.000% 02/01/2039 DD 02/01/09	27
FHLMC POOL #A8-3801	6.000% 12/01/2038 DD 12/01/08	6
FHLMC POOL #A8-3804	6.000% 01/01/2039 DD 12/01/08	2
FHLMC POOL #A8-4705	6.000% 02/01/2039 DD 02/01/09	1
FHLMC POOL #A8-5741	6.000% 04/01/2039 DD 04/01/09	8
FHLMC POOL #A8-6739	6.000% 06/01/2039 DD 06/01/09	26
FHLMC POOL #A8-7819	6.000% 08/01/2039 DD 08/01/09	7
FHLMC POOL #A8-8869	6.000% 11/01/2038 DD 01/01/09	1
FHLMC POOL #A8-8904	6.000% 09/01/2039 DD 09/01/09	7
FHLMC POOL #Q0-4439	3.500% 11/01/2041 DD 10/01/11	177
FHLMC POOL #U9-0065	3.500% 08/01/2042 DD 08/01/12	751
FHLMC POOL #U9-5026	3.500% 07/01/2042 DD 07/01/12	704
FHLMC POOL #V8-0804	6.000% 01/01/2039 DD 11/01/13	250
FHLMC POOL #G6-7700	3.500% 08/01/2046 DD 08/01/16	601
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01	13
FNMA POOL #0AI8618	4.000% 12/01/2041 DD 12/01/11	1,462
FNMA POOL #0AJ3107	4.000% 01/01/2042 DD 01/01/12	1,086
FNMA POOL #0AJ4050	4.000% 10/01/2041 DD 10/01/11	1,291
FNMA POOL #0AL0013	6.000% 04/01/2040 DD 02/01/11	496
FNMA POOL #0AL7232	3.500% 09/01/2045 DD 08/01/15	1,430
FNMA POOL #0AL7495	3.500% 10/01/2045 DD 10/01/15	959
FNMA POOL #0AL7910	3.500% 02/01/2045 DD 12/01/15	2,557

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

FNMA POOL #0AL7951	3.500% 01/01/2046 DD 01/01/16	873
FNMA POOL #0AQ0817	3.500% 12/01/2042 DD 12/01/12	4,260
FNMA POOL #0AR8305	3.500% 05/01/2043 DD 05/01/13	5,892
FNMA POOL #0AS6188	3.500% 11/01/2045 DD 10/01/15	1,897
FNMA POOL #0AT8390	3.500% 06/01/2043 DD 06/01/13	3,778
FNMA POOL #0AX3358	3.500% 11/01/2045 DD 11/01/15	35
FNMA POOL #0AX6373	3.500% 02/01/2045 DD 02/01/15	26
FNMA POOL #0AX7714	3.500% 02/01/2045 DD 02/01/15	53
FNMA POOL #0AY2930	3.500% 04/01/2045 DD 04/01/15	27
FNMA POOL #0AY4450	3.500% 02/01/2045 DD 02/01/15	48
FNMA POOL #0AY4203	3.500% 05/01/2045 DD 05/01/15	226
FNMA POOL #0AY4781	3.500% 03/01/2045 DD 03/01/15	35
FNMA POOL #0AY6303	3.500% 02/01/2045 DD 03/01/15	144
FNMA POOL #0AZ0054	3.500% 07/01/2045 DD 07/01/15	29
FNMA POOL #0AZ1223	3.500% 06/01/2045 DD 06/01/15	44
FNMA POOL #0AZ1367	3.500% 05/01/2045 DD 05/01/15	35
FNMA POOL #0AZ2604	3.500% 08/01/2045 DD 08/01/15	27
FNMA POOL #0AZ2619	3.500% 08/01/2045 DD 08/01/15	36
FNMA POOL #0AZ2637	3.500% 09/01/2045 DD 09/01/15	69
FNMA POOL #0AZ2665	3.500% 10/01/2045 DD 10/01/15	79
FNMA POOL #0AZ2709	3.500% 06/01/2045 DD 06/01/15	26
FNMA POOL #0AZ5196	3.500% 08/01/2045 DD 08/01/15	24
FNMA POOL #0725228	6.000% 03/01/2034 DD 02/01/04	1,840
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03	141
FNMA POOL #0AZ8683	3.500% 01/01/2046 DD 01/01/16	31
FNMA POOL #0BA3553	3.500% 11/01/2045 DD 11/01/15	27
FNMA POOL #0BA2899	3.500% 11/01/2045 DD 11/01/15	129
FNMA POOL #0BA2978	3.500% 11/01/2045 DD 11/01/15	28
FNMA POOL #0BA3084	3.500% 12/01/2045 DD 12/01/15	25
FNMA POOL #0BA5324	3.500% 11/01/2045 DD 11/01/15	39
FNMA POOL #0BA4700	3.500% 11/01/2045 DD 11/01/15	29
FNMA POOL #0BC3481	3.500% 02/01/2046 DD 02/01/16	29
FNMA POOL #0890375	4.500% 08/01/2023 DD 10/01/11	372
FNMA POOL #0AB2775	4.500% 04/01/2041 DD 03/01/11	1,120
FNMA POOL #0MA0878	4.000% 10/01/2031 DD 09/01/11	1,417
FNMA GTD REMIC P/T 12-M9 A2	2.482% 04/25/2022 DD 08/01/12	351
FNMA GTD REMIC P/T 13-13 MA	4.000% 01/25/2043 DD 02/01/13	871
FNMA GTD REMIC P/T 2013-83 A	3.500% 09/25/2039 DD 07/01/13	735
FNMA GTD REMIC P/T 15-92 PA	2.500% 12/25/2041 DD 11/01/15	630
FNMA GTD REMIC P/T 16-43 MA	3.000% 10/25/2045 DD 06/01/16	2,479
FNMA GTD REMIC P/T 02-W2 AF6	STEP 05/25/2032 DD 03/01/02	52
FNMA GTD REMIC P/T 02-W11 AF6	VAR RT 11/25/2032 DD 09/01/02	86
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04	816
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05	680
GNMA II POOL #0MA0414	VAR RT 09/20/2042 DD 09/01/12	511

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
GNMA II POOL #0MA1601	4.000% 01/20/2044 DD 01/01/14	6,290
GNMA II POOL #0MA2679	4.000% 03/20/2045 DD 03/01/15	8,661
GNMA II POOL #0MA2149	4.000% 08/20/2044 DD 08/01/14	8,110
GNMA II POOL #0MA2304	4.000% 10/20/2044 DD 10/01/14	330
GNMA II POOL #0MA3598	4.000% 04/20/2046 DD 04/01/16	2,827
GNMA II POOL #0MA2755	4.000% 04/20/2045 DD 04/01/15	342
GNMA II POOL #0MA2893	4.000% 06/20/2045 DD 06/01/15	5,493
GNMA II POOL #0MA3106	4.000% 09/20/2045 DD 09/01/15	9,637
GNMA II POOL #0MA3377	4.000% 01/20/2046 DD 01/01/16	2,642
GNMA II POOL #0MA3664	5.046% 05/20/2046 DD 05/01/16	4,599
GNMA II POOL #0MA3804	4.000% 07/20/2046 DD 07/01/16	1,277
GNMA II POOL #0MA3875	4.000% 07/20/2046 DD 08/01/16	980
GNMA II POOL #0005280	4.000% 01/20/2042 DD 01/01/12	1,353
GNMA II POOL #0004802	5.000% 09/20/2040 DD 09/01/10	1,697
GNMA II POOL #0005082	4.500% 06/20/2041 DD 06/01/11	1,217
GNMA II POOL #0005115	4.500% 07/20/2041 DD 07/01/11	1,261
KING INTERNATIONAL LEASING LLC	2.754% 10/15/2022 DD 11/17/10	929
SAN CLEMENTE LEASING LLC	3.030% 11/22/2022 DD 12/08/10	891
US TREAS-CPI INFLAT	0.625% 01/15/2024 DD 01/15/14	3,479
US TREAS-CPI INFLAT	0.125% 04/15/2019 DD 04/15/14	1,253
US TREAS-CPI INFLAT	1.125% 01/15/2021 DD 01/15/11	1,739
US TREAS-CPI INFLAT	0.125% 01/15/2023 DD 01/15/13	3,846
US TREAS-CPI INFLAT	0.125% 04/15/2018 DD 04/15/13	7,281
US TREAS-CPI INFLAT	0.375% 07/15/2023 DD 07/15/13	2,096
US TREAS-CPI INFLAT	0.125% 07/15/2024 DD 07/15/14	200
FEDERAL NATL MTG ASSN	6.625% 11/15/2030 DD 11/03/00	3,895
FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12	335
FEDERAL NATL MTG ASSN	1.875% 09/24/2026 DD 09/27/16	2,940
FEDERAL NATL MTG ASSN	0.875% 12/20/2017 DD 10/30/12	3,998
FEDERAL HOME LN MTG CORP	4.875% 06/13/2018 DD 06/13/08	2,636
FEDERAL HOME LN MTG CORP	3.750% 03/27/2019 DD 03/27/09	9,060
FEDERAL HOME LN MTG CORP	1.250% 08/01/2019 DD 07/30/12	2,988
TENNESSEE VALLEY AUTH BD	3.875% 02/15/2021 DD 02/08/11	2,868
U S TREASURY BD CPN STRIP	0.000% 02/15/2036 DD 02/15/06	676
U S TREASURY BOND	3.750% 11/15/2043 DD 11/15/13	4,252
U S TREASURY BOND	3.000% 11/15/2045 DD 11/15/15	39
U S TREASURY NOTE	2.375% 08/15/2024 DD 08/15/14	3,396
U S TREASURY NOTE	2.250% 11/15/2024 DD 11/15/14	5,884
U S TREASURY NOTE	1.375% 09/30/2020 DD 09/30/15	8,206
U S TREASURY NOTE	2.250% 11/15/2025 DD 11/15/15	16,654
U S TREASURY NOTE	1.750% 12/31/2020 DD 12/31/15	20,774
U S TREASURY NOTE	1.375% 04/30/2021 DD 04/30/16	10,477
U S TREASURY NOTE	0.875% 05/31/2018 DD 05/31/16	1,996
U S TREASURY NOTE	2.250% 12/31/2023 DD 12/31/16	13,135
U S TREASURY NOTE	1.750% 10/31/2020 DD 10/31/13	180

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

U S TREASURY NOTE	1.500% 05/31/2020 DD 05/31/15	3,390
U S TREASURY NOTE	1.625% 06/30/2020 DD 06/30/15	22,581
U S TREASURY NOTE	1.625% 07/31/2020 DD 07/31/15	7,745
FHLMC MULTICLASS MTG 3895 AM	5.000% 08/15/2039 DD 07/01/11	355
FHLMC MULTICLASS MTG 3896 PA	4.000% 03/15/2040 DD 07/01/11	670
FHLMC MULTICLASS MTG 4016 KV	4.000% 02/15/2025 DD 03/01/12	1,839
FHLMC MULTICLASS CTF K715 A2	2.856% 01/25/2021 DD 05/01/14	4,428
FHLMC MULTICLASS MTG	3.389% 03/25/2024 DD 06/01/14	3,038
FHLMC MULTICLASS MTG K716 A2	3.130% 06/25/2021 DD 09/01/14	5,201
FHLMC MULTICLASS MTG K717 A2	2.991% 09/25/2021 DD 12/01/14	5,893
FHLMC MULTICLASS MTG K-044 A2	2.811% 01/25/2025 DD 04/01/15	2,406
FHLMC MULTICLASS MTG 4570 PA	3.000% 03/15/2044 DD 04/01/16	1,957
FHLMC MULTICLASS MTG 4585 DA	3.000% 06/15/2045 DD 05/01/16	2,982
FHLMC MULTICLASS MTG 4594 PA	3.000% 11/15/2044 DD 06/01/16	2,173
FHLMC MULTICLASS MTG 4604 HA	2.500% 05/15/2045 DD 08/01/16	1,478
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09	32
CARMAX AUTO OWNER TRUST 2 2 A4	0.840% 11/15/2018 DD 05/16/13	475
FORD CREDIT FLOORPLAN MAS 5 A1	1.950% 11/15/2021 DD 12/13/16	3,288
HYUNDAI AUTO RECEIVABLES B A4	1.010% 02/15/2019 DD 06/27/13	503
NISSAN AUTO RECEIVABLES 2 B A4	1.310% 10/15/2019 DD 07/30/13	884
CAPITAL ONE MULTI-ASSET A5 A5	1.660% 06/17/2024 DD 08/25/16	2,721
CHASE ISSUANCE TRUST A7 A7	2.160% 09/16/2024 DD 10/09/12	2,046
CHASE ISSUANCE TRUST A2 A	1.370% 06/15/2021 DD 06/17/16	2,525
CITIBANK CREDIT CARD ISS A1 A1	1.750% 11/19/2021 DD 12/08/16	5,426
DISCOVER CARD EXECUTION A3 A3	1.850% 10/16/2023 DD 04/19/16	2,595
SYNCHRONY CREDIT CARD MAST 2 A	2.220% 01/15/2022 DD 02/02/12	3,527
CHASE EDUCATION LOAN TRUS A A3	VAR RT 12/28/2023 DD 07/02/07	228
NELNET STUDENT LOAN TRUST 1 A5	VAR RT 08/23/2027 DD 02/21/06	1,381
NORTHSTAR EDUCATION FINAN 2 A3	VAR RT 07/30/2018 DD 12/15/04	99
SLC STUDENT LOAN TRUST 20 2 A5	VAR RT 09/15/2026 DD 09/19/06	1,556
SLM STUDENT LOAN TRUST 20 3 A5	VAR RT 10/25/2024 DD 04/13/05	783
SLM STUDENT LOAN TRUST 20 8 A4	VAR RT 01/25/2028 DD 09/20/05	5,081
CENTERPOINT ENERGY TRANSI 1 A3	3.028% 10/15/2025 DD 01/19/12	1,833
AEP TEXAS CENTRAL TRANSITION F	5.170% 01/01/2020 DD 10/11/06	592
BNP PARIBAS SA	2.375% 05/21/2020 DD 05/21/15	796
BRANCH BANKING & TRUST CO	3.625% 09/16/2025 DD 09/16/15	1,779
CREDIT SUISSE AG/NEW YORK NY	3.000% 10/29/2021 DD 10/29/14	1,691
JPMORGAN CHASE & CO	3.250% 09/23/2022 DD 09/24/12	2,503
MITSUBISHI UFJ FINANCIAL GROUP	3.850% 03/01/2026 DD 03/01/16	334
MORGAN STANLEY	4.000% 07/23/2025 DD 07/23/15	51
MORGAN STANLEY	VAR RT 10/24/2023 DD 10/24/16	682
MORGAN STANLEY	2.650% 01/27/2020 DD 01/27/15	2,085
MORGAN STANLEY	3.700% 10/23/2024 DD 10/23/14	1,543
TD AMERITRADE HOLDING CORP	2.950% 04/01/2022 DD 03/09/15	861
MUFG UNION BANK NA	2.250% 05/06/2019 DD 05/06/14	1,452

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

WELLS FARGO & CO	3.000% 10/23/2026 DD 10/25/16	1,810
ROCKWELL AUTOMATION INC	2.875% 03/01/2025 DD 02/17/15	833
BEAR STEARNS COMMERCIA PW16 A4	VAR RT 06/11/2040 DD 06/01/07	2,689
CITIGROUP COMMERCIAL MOR C6 A4	VAR RT 12/10/2049 DD 07/01/07	3,228
CITIGROUP COMMERCIAL M GC17 A2	2.962% 11/10/2046 DD 12/01/13	551
GS MORTGAGE SECURITIES GC13 A5	VAR RT 07/10/2046 DD 07/01/13	1,054
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	818
JP MORGAN CHASE COMMER CB20 A4	VAR RT 02/12/2051 DD 09/01/07	834
JP MORGAN CHASE COMMER LD12 A4	VAR RT 02/15/2051 DD 08/01/07	969
JPMBB COMMERCIAL MORTGA C12 A5	3.664% 07/15/2045 DD 06/01/13	842
LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	1,020
MORGAN STANLEY BANK OF C13 A2	2.936% 11/15/2046 DD 12/01/13	979
UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13	869
WELLS FARGO COMMERCIAL LC5 A3	2.918% 10/15/2045 DD 09/01/12	2,544
WELLS FARGO COMMERCIAL LC5 ASB	2.528% 10/15/2045 DD 09/01/12	976
AUTOMATIC DATA PROCESSING INC	3.375% 09/15/2025 DD 09/15/15	231
PRESIDENT & FELLOWS OF HARVARD	2.300% 10/01/2023 DD 05/06/13	623
COMCAST CORP	3.375% 08/15/2025 DD 05/27/15	830
WALT DISNEY CO/THE	1.100% 12/01/2017 DD 11/30/12	1,424
ANHEUSER-BUSCH INBEV FINANCE I	2.650% 02/01/2021 DD 01/25/16	2,464
ANHEUSER-BUSCH INBEV FINANCE I	3.650% 02/01/2026 DD 01/25/16	2,132
DIAGEO CAPITAL PLC	1.500% 05/11/2017 DD 05/11/12	1,602
GLAXOSMITHKLINE CAPITAL PLC	2.850% 05/08/2022 DD 05/09/12	1,208
HOWARD HUGHES MEDICAL INSTITUT	3.500% 09/01/2023 DD 07/22/13	344
JOHNSON & JOHNSON	5.150% 07/15/2018 DD 06/23/08	2,854
MEDTRONIC INC	2.500% 03/15/2020 DD 03/15/15	329
MEDTRONIC INC	3.150% 03/15/2022 DD 03/15/15	538
UNITEDHEALTH GROUP INC	2.750% 02/15/2023 DD 10/22/12	2,063
PRECISION CASTPARTS CORP	2.500% 01/15/2023 DD 12/20/12	1,059
METLIFE INC	VAR RT 09/15/2023 DD 09/10/13	108
BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,985
CONOCOPHILLIPS CO	3.350% 11/15/2024 DD 11/12/14	577
CONOCOPHILLIPS CO	4.950% 03/15/2026 DD 03/08/16	359
CONOCOPHILLIPS CO	4.200% 03/15/2021 DD 03/08/16	53
OCCIDENTAL PETROLEUM CORP	3.400% 04/15/2026 DD 04/04/16	756
FORD CREDIT AUTO OWNE 2 A 144A	2.030% 12/15/2027 DD 06/28/16	1,377
GMF FLOORPLAN OWNER 1 A1 144A	1.960% 05/17/2021 DD 05/31/16	1,296
GOLDEN CREDIT CARD T 4A A 144A	1.390% 07/15/2019 DD 07/25/12	2,001
GOLDEN CREDIT CARD T 5A A 144A	1.600% 09/15/2021 DD 09/20/16	2,275
NATIONAL AUSTRALIA BANK L 144A	2.000% 06/20/2017 DD 06/20/12	1,304
BAT INTERNATIONAL FINANCE 144A	3.950% 06/15/2025 DD 06/15/15	440
BANK OF TOKYO-MITSUBISHI 144A	2.150% 09/14/2018 DD 09/14/15	1,101
CREDIT AGRICOLE SA/LONDON 144A	2.500% 04/15/2019 DD 04/15/14	1,986
KKR GROUP FINANCE CO LLC 144A	6.375% 09/29/2020 DD 09/29/10	450
MIZUHO FINANCIAL GROUP IN 144A	2.632% 04/12/2021 DD 04/12/16	965

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

	NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12		1,905
	SCHLUMBERGER INVESTMENT S 144A	3.300% 09/14/2021 DD 09/14/11		1,394
	FEDERAL REALTY INVESTMENT TRUS	2.550% 01/15/2021 DD 09/28/15		375
	HOME DEPOT INC/THE	3.750% 02/15/2024 DD 09/10/13		1,026
	APPLE INC	2.850% 05/06/2021 DD 05/06/14		2,093
	INTEL CORP	3.700% 07/29/2025 DD 07/29/15		1,055
	INTERNATIONAL BUSINESS MACHINE	3.625% 02/12/2024 DD 02/12/14		2,083
	MICROSOFT CORP	3.125% 11/03/2025 DD 11/03/15		859
	ORACLE CORP	2.500% 05/15/2022 DD 05/05/15		695
	QUALCOMM INC	3.000% 05/20/2022 DD 05/20/15		177
	CISCO SYSTEMS INC	2.200% 02/28/2021 DD 02/29/16		599
	CISCO SYSTEMS INC	1.400% 09/20/2019 DD 09/20/16		1,632
	VENDEE MORTGAGE TRUST 199 1 2Z	7.750% 05/15/2022 DD 06/01/92		418
				459,113

*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 30,575,194 UNITS		30,575

	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(29,741)

	TOTAL INTEREST INCOME FUND		**	844,840

Global Equity Fund
*	BLACKROCK US EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 12,799,041 UNITS		222,809
*	BLACKROCK EAFE EQUITY MARKET INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 3,662,748 UNITS		63,762
	TOTAL GLOBAL EQUITY FUND		**	286,571

Mid and Small Cap Stock Fund
*	BLACKROCK EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 11,103,915 UNITS	**	612,182

International Stock Fund
*	BLACKROCK EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 9,427,718 Units	**	321,719

Interest Bearing Cash
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,813,129 UNITS	**	2,519

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

Loan Fund
*	LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	**	233,312

	TOTAL			5,941,473

*	Party-in-interest
**	Participant-directed investment, cost not required

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 22, 2017

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm